Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
 FOR THE THREE MONTHS ENDED JUNE 30, 2012

Edmonton, Alberta, August 8, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2012, representing the first quarter of its 2013 fiscal year.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).  Except where otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended June 30, 2012

•	Martin Ferron was appointed President and Chief Executive Officer of NAEP on June 7, 2012.

•	Consolidated revenues increased 21.6% compared to the same period last year.

•	Gross margin percentage improved to 7.7% from 3.4% last year.

•	Consolidated EBITDA increased to $10.6 million from $6.2 million last year, despite a $2.5 million restructuring charge in the current period.

•	The Company implemented a business strategy to focus its operations on two main business segments:

o	Heavy Construction and Mining, and

o	Commercial and Industrial Construction.

•
NAEP executed strategic asset sales in the amount of $22.2 million as part of its fleet rightsizing initiative, resulting in net proceeds of $8.7 million after the buyout of operating leases on some of the units.

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Consolidated Financial Highlights

(dollars in thousands, except per share amounts)	Three Months Ended June 30,
	2012	2011
Revenue	$235,922	$194,023
Gross profit	$18,188	$6,611
Gross profit margin	7.7%	3.4%
General and administrative expenses	$17,718	$10,601
Operating income (loss)	$225	$(5,669)
Operating margin	0.1%	-2.9%
Net loss	$(5,126)	$(9,014)
Per share information
Net loss - Basic	$(0.14)	$(0.25)
Net loss - Diluted	$(0.14)	$(0.25)
Consolidated EBITDA(1)	$10,626	$6,176
Capital spending	$14,956	$7,508
Cash and cash equivalents	$91	$958

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” below.

The Company reported improved financial results for the three months ended June 30, 2012, with year-over-year gains in consolidated revenues, gross profit and EBITDA.  Consolidated gross profit margins climbed to 7.7% from 3.4% during the same period last year.

The improved results reflect stronger performance from the Company’s Commercial and Industrial Construction segment.  Within this segment, NAEP’s piling operations had a particularly strong quarter, while pipeline operations focused on executing higher-margin, lower-risk maintenance work.  The stronger segment results also reflect a return to normal operating conditions in the current period, compared to last year’s adverse weather conditions.  Current year results from the Heavy Construction and Mining segment were largely on par with last year’s results including the return to profitable activity on the Canadian Natural Resources Limited (Canadian Natural) overburden removal and mining services contract (the “Canadian Natural contract”).

“Our near-term priorities are to:  strengthen our balance sheet; reduce our cost structure and business risk profile; regain profitability and thereby restore shareholder confidence and value.” said Martin Ferron, NAEP’s President and CEO.  “To these ends we have begun to implement a series of strategic initiatives, including:

•	Simplifying the Company’s organizational structure from three business segments to two:

o	Heavy Construction and Mining: Mine support services and project development for oil sands and other resource industry customers.

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o	Commercial and Industrial Construction: Piling and pipeline operations, structural steel construction, oil and gas tank servicing, screwpile and pipeline anchor system manufacturing.

•	Restructuring the business, including:

o	Consolidating corporate head office functions and relocating senior executives from Calgary to NAEP’s offices in Acheson, Alberta;

o	Simplifying operational support infrastructure processes;

o	Eliminating 60 salaried positions and

o	Reducing fixed support costs related to equipment maintenance activities.

•	Right-sizing the equipment fleet and reducing capital spend in line with market demand

•	Refocusing pipeline operations to reduce risk and achieve better performance.

The business restructuring initiatives undertaken during the three months ended June 30, 2012 resulted in a $2.5 million charge to general and administrative (G&A) expenses and are expected to generate ongoing annual G&A savings in excess of $12.0 million. The Company also completed $22.2 million of asset sales as part of its fleet rightsizing, resulting in $8.7 million of net proceeds after the buyout of operating leases on some of the units.

“Upon joining NAEP in early June, I immediately set out the business priorities explained above and I have been encouraged by support in all parts of the organization” said Mr. Ferron. “We are already seeing the benefits from the newly implemented cost reduction initiatives and these will help us weather the expected weaker demand environment for mining support services, over the coming quarters.”

Segment Results

In an effort to optimize its cost structure and gain efficiencies, the Company has consolidated the management and support organization of its operations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

NAEP has aligned its organization and reporting under this new structure and the chief operating decision makers will rely on the information reported under this new structure to allocate resources and assess the performance of these segments going forward.  The Company will begin

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reporting segmented results under these two business segments effective for the three months ended June 30, 2012.  All prior-year segment comparatives will also be reported under this revised segmentation.  For a more detailed discussion of these new business segments and a recast of prior period segment results under the new reporting structure see “Changes to the Financial Reporting of Business Segments” below.

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2012	2011
Segment revenue	$165,450	$163,391
Segment profit	8,648	8,523
Segment margin	5.2%	5.2%

For the three months ended June 30, 2012, the Heavy Construction and Mining segment achieved revenue of $165.5 million, similar to the $163.4 million recorded during the same period last year.

Heavy civil construction activity was strong during the current period, reflecting continued work on the shear key for Syncrude Canada Limited’s (Syncrude) Mildred Lake mine train relocation project and increased activity at Suncor Energy Inc’s (Suncor) Base mine under the five-year master services agreement.  Site development activity also increased as NAEP continued to support construction of Total’s Joslyn mine and PetroChina’s Dover SAGD facility.

Partially offsetting these improvements was a significant reduction in activity at Shell’s mines, reflecting a slowing of work on Shell’s atmospheric fines drying (AFD) tailings project until later in the year and reduced outsourcing by this customer.

For the three months ended June 30, 2012, Heavy Construction and Mining segment profit and margin were comparable to the same period last year.  The margin reflects a lower volume of high-margin, heavy civil work at Shell’s operations and additional materials costs on Syncrude’s shear key project.  Helping to offset these impacts was higher margins on work performed under the new terms of the Canadian Natural overburden removal contract.  By comparison, revenue for this customer was realized at a zero margin during the same period last year. Under recovered equipment costs to the segment were comparable to the prior year, reflecting additional equipment support costs and reduced mine services activity from the Company’s larger sized heavy construction fleet.

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Commercial and Industrial Construction

	Three Months Ended June 30,
(dollars in thousands)	2012	2011
Segment revenue	$70,472	$30,632
Segment profit	10,476	192
Segment margin	14.9%	0.6%

For the three months ended June 30, 2012, revenue from the Commercial and Industrial Construction segment increased 130.1% compared to the three months ended June 30, 2011.  Piling activity was particularly strong during the current period, with robust demand from oil sands customers and commercial markets and favourable weather conditions supporting improved production efficiencies. Gains were also achieved as the Company increased structural steel construction activity at Thompson River’s Mt. Milligan Copper/Gold project in Northern British Columbia, achieved significant international sales of manufactured screw piles, and performed work under a multi-year pipeline integrity and maintenance contract with a major Canadian pipeline operator.

Segment profit for the three months ended June 30, 2012 increased significantly to $10.5 million, from $0.2 million last year, with segment margin climbing to 14.9% from 0.6%.  The bottom-line improvements reflect increased work volumes, with higher margins on most of this activity.  Piling margins achieved the most significant gains, reflecting improved operating conditions.  Segment margins also benefited as the Company shifted its focus to lower-risk, higher-margin pipeline maintenance and integrity work

Outlook

NAEP anticipates a continuation of strong activity in the Commercial and Industrial Construction segment during the second quarter to partially offset lower work volumes in the Heavy Construction and Mining segment.

In the Heavy Construction and Mining segment, NAEP will continue with the construction of the shear key foundation at Syncrude’s Mildred Lake mine relocation project through the remainder of the fiscal year.  The Company will also begin construction on the recently awarded mechanically stabilized earth (MSE) wall at Syncrude’s mine relocation project in the second quarter.  At Suncor, tailings-related work, including MFT work, ditching and limestone projects, is expected to provide steady volumes through the summer, with reclamation projects providing added volumes during the winter months.  The Company does not expect to perform any significant volumes of work at Shell once work on the AFD Phase 3 project comes to a close in the second quarter.

Near-term demand for mine support services is expected to be weaker than normal due to project delays and deferrals and insourcing by some customers.  Additionally, civil construction activity at PetroChina’s Dover SAGD project and Total’s Joslyn mine is expected to ramp down in the second quarter as the Company’s work on these projects nears completion.  Demand for reclamation and tailings services, together with activity on mine expansion projects and the continuation of overburden removal activity at Canadian Natural, is expected to partially offset these impacts.

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In the Commercial and Industrial Construction segment, work at the Mt. Milligan Copper/Gold Project in Northern British Columbia is expected to remain steady through to the end of the calendar year.  Piling demand is also forecast to remain strong through fiscal 2013, supported by sound industry fundamentals and a large project backlog.  The Company’s pipeline operations will continue to focus on executing the multi-year, cost-reimbursable pipeline integrity contract with a major Canadian pipeline company.  Tank services activity is expected to strengthen through the summer months, before entering the normal seasonal slowdown during the winter months.

Overall, NAEP anticipates that the impact of lower activity levels will be partially offset by the cost reductions realized from new strategic initiatives and the increased focus on performance, efficiency and risk management.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended June 30, 2012 tomorrow, Thursday, August 9, 2011 at 9:00 am Eastern time.

The call can be accessed by dialing:
Toll free: 1-877-407-8031 or International: 1-201-689-8031
A replay will be available through September 7, 2012 by dialing:
Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 398523).

Changes to the Financial Reporting of Business Segments

As discussed above, the Company has implemented a strategy to simplify its structure by aligning operations management and support organizations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

The operations activities that are managed and reported under each segment are as follows:

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Heavy Construction and Mining Segment

The Heavy Construction and Mining segment focuses primarily on providing mining support, earthworks and below ground industrial services for oil sands and other natural resource developers across Canada.  This includes activities such as:

•	Land clearing, stripping, muskeg removal and overburden removal to expose the surface mining area;

•	Supply of labour and equipment to supplement customers’ mining fleets supporting surface mining activities;

•
General support mine services for surface and underground mine operations and treatment plant operations, including road building and maintenance, hauling of sand and gravel and relocation of treatment plants;

•	Construction related to the expansion of existing projects, site development and earthworks, underground utilities and infrastructure;

•	Construction and modification of tailing dams, dykes and ponds;

•	Reclamation of mined-out areas; and

•	Environmental and tailings management services to support oil sands tailing pond reduction initiatives related to Alberta’s Directive 074.

Commercial and Industrial Construction Segment

The Commercial and Industrial Construction segment focuses primarily on providing below and above grade construction services to commercial, industrial and public construction markets across Canada.  This includes activities such as:

•	Large and smaller-scale projects related to the installation of various types of driven piles and drilled piles.

•
Design and installation of shoring / earth retention / stabilization systems (secant pile, sheet pile, soldier pile and lagging walls) and micro piles, with Canadian operations extending from British Columbia to Ontario;

•	Design, fabrication and supply of helical (screw) piles and pipeline anchor systems with sales in Canada, the US, Colombia, Malaysia, Indonesia, Thailand, Russia and Australia;

•	Structural steel erection services;

•	Oil and gas storage tank construction, repair and maintenance services across Canada;

•
Mainline pipe integrity testing, repair and maintenance services.  This will involve identifying weak portions of existing pipelines and carrying out repairs to reduce the risk of future leaks or ruptures with the capability to handle pipe diameters ranging from 2 to 60 inches in remote geographical locations; and

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•	Infrastructure development for oil and gas pipeline systems, including gathering and processing, transmission, storage and distribution.

NAEP will begin reporting its segmented results under the Heavy Construction and Mining and Commercial and Industrial Construction segments effective for the three months ended June 30, 2012.  All prior-year segment comparatives will also be reported under the revised business segments with the additional segmentation of previously unallocated equipment costs, as described below.

Prior to this fiscal year, unallocated equipment costs were not included in the segment financial results nor were they discussed in segment analysis.  The Company’s methodology for allocating equipment costs to projects is through the use of internal equipment rates per operating hour of equipment utilized on a project.  The internal equipment rates are designed to cover all variable equipment costs, including depreciation and repairs and maintenance.  In addition, the internal equipment rates per operating hour have a component that covers fixed equipment costs, including operating leases, fleet management costs, shop overheads and capital costs.  The fixed cost recovery component of the internal equipment rates is developed based on planned equipment operating hours for each category of equipment.  Each equipment category has a different fixed cost recovery component.

Unallocated equipment costs typically occur as a result of one or more of the following events:

•	The reduced utilization of equipment results in lower operating hours, reducing the recovery of fixed equipment costs;

•	A change in equipment mix on a project site results in a change in the mix of equipment rates, reducing the recovery of fixed equipment costs; and

•	Timing between periods for the recovery for variable repairs and maintenance costs compared to when the actual repairs and maintenance costs are incurred.

In an effort to improve reporting related to unallocated equipment costs the Company has developed a process for segmenting unallocated equipment costs which will allow NAEP to report such costs within the revised segmented financial results for this and future fiscal years.

Recast of Fiscal 2012 and Fiscal 2011 Segment Financial Results

To allow for effective year-over-year comparisons of financial results under the new business segmentation, the table below recasts quarterly segmented financial summaries for the past two years based on the new segmentation and the assignment of unallocated equipment costs to each segment’s financial results.

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New Business Segmentation Financial Summary

	Fiscal 2012
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue

Heavy Construction and Mining
Revenue	$163,391	100.0%	$159,305	100.0%	$159,915	100.0%	$175,052	100.0%	$657,663	100.0%
Segment profit	8,523	5.2%	18,350	11.5%	8,264	5.2%	410	0.2%	35,547	5.4%

Commercial and Industrial Construction
Revenue	$30,632	100.0%	$86,081	100.0%	$124,715	100.0%	$107,454	100.0%	$348,882	100.0%
Segment profit	192	0.6%	15,902	18.5%	12,993	10.4%	1,389	1.3%	30,476	8.7%

	Fiscal 2011
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue

Heavy Construction and Mining
Revenue	$163,018	100.0%	$171,668	100.0%	$185,325	100.0%	$146,475	100.0%	$666,486	100.0%
Segment profit (loss)	16,254	10.0%	24,064	14.0%	22,985	12.4%	(16,288)	-11.1%	47,016	7.1%

Commercial and Industrial Construction
Revenue	$20,576	100.0%	$63,190	100.0%	$79,761	100.0%	$28,035	100.0%	$191,562	100.0%
Segment profit (loss)	427	2.1%	5,813	9.2%	8,988	11.3%	(9)	0.0%	15,219	7.9%

Previous Business Segmentation Financial Summary

	Fiscal 2012
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue

Heavy Construction and Mining
Revenue	$163,391	100.0%	$159,719	100.0%	$166,516	100.0%	$181,094	100.0%	$670,720	100.0%
Segment profit	21,781	13.3%	21,788	13.6%	19,580	11.8%	23,418	12.9%	86,567	12.9%

Piling
Revenue	$31,534	100.0%	$49,176	100.0%	$51,697	100.0%	$52,914	100.0%	$185,321	100.0%
Segment profit	2,589	8.2%	13,503	27.5%	16,473	31.9%	13,447	25.4%	46,012	24.8%

Pipeline
Revenue	$(902)	100.0%	$36,491	100.0%	$66,417	100.0%	$48,498	100.0%	$150,504	100.0%
Segment (loss) profit	(1,948)	216.0%	2,927	8.0%	(2,941)	-4.4%	(9,360)	-19.3%	(11,322)	-7.5%

	Fiscal 2011
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue

Heavy Construction and Mining
Revenue	$163,609	100.0%	$171,628	100.0%	$185,325	100.0%	$146,475	100.0%	$667,037	100.0%
Segment profit (loss)	22,247	13.6%	22,234	13.0%	20,293	10.9%	(14,071)	-9.6%	$50,703	7.6%

Piling
Revenue	$19,146	100.0%	$26,563	100.0%	$37,594	100.0%	$22,256	100.0%	$105,559	100.0%
Segment profit	1,394	7.3%	4,782	18.0%	10,324	27.5%	1,955	8.8%	$18,455	17.5%

Pipeline
Revenue	$839	100.0%	$36,667	100.0%	$42,167	100.0%	$5,779	100.0%	$85,452	100.0%
Segment (loss) profit	(723)	-86.2%	879	2.4%	(1,641)	-3.9%	(1,549)	-26.8%	$(3,034)	-3.6%

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

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Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s Credit Agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income.  The Credit Agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility.  Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity.  Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

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	Three Months Ended June 30,
(dollars in thousands)	2012	2011
Net loss	$(5,126)	$(9,014)
Adjustments:
Interest expense	7,746	7,377
Income tax benefit	(2,481)	(3,610)
Depreciation	9,966	9,596
Amortization of intangible assets	1,144	1,878
Unrealized gain on derivative financial instruments	(22)	(337)
(Gain) loss on disposal of property, plant and equipment	(225)	398
Gain on disposal of assets held for sale	(78)	-
Stock-based compensation reversal	298	485
Equity in earnings of consolidated joint venture	(596)	(597)
Consolidated EBITDA	$10,626	$6,176

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that our near term priorities are to: strengthen our balance sheet; reduce our cost structure and business risk profile; regain profitability and thereby restore shareholder confidence and value; that business structuring initiatives are expected to generate ongoing annual G&A savings in excess of $12.0 million; that the newly implemented cost reductions initiatives will help us weather the expected weaker demand environment for mining support services over the coming quarters; that NAEP anticipates a continuation of strong activity in the Commercial and Industrial segment during the second quarter to offset lower work volumes in Heavy Construction and Mining; that NAEP will continue with the construction of the shear key foundation at Syncrude’s Mildred Lake mine relocation project through the remainder of the fiscal year; that the Company will begin construction on the mechanically stabilized earth (MSE) wall at Syncrude’s mine relocation project in the second quarter; that at Suncor, tailings-related work, including MFT work, ditching and limestone projects, is expected to provide steady volumes through the summer, with reclamation projects providing added volumes during winter months; that the Company does not expect to perform any significant volumes of work at Shell once work on the AFD Phase 3 project

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comes to a close in the second quarter;  that near-term demand for mine support services is expected to be weaker than normal due to project delays and deferrals and insourcing by some customers; that civil construction activity at PetroChina’s Dover SAGD project and Total’s Joslyn mine is expected to ramp down in the second quarter;  that demand for reclamation and tailings services, together with activity on mine expansion projects and the continuation of overburden removal activity at Canadian Natural, is expected to partially offset impacts of ramped down civil construction activity at PetroChina’s Dover SAGD project and Total’s Joslyn mine; that work at the Mt. Milligan Copper/Gold Project in Northern British Columbia is expected to remain steady through to the end of the calendar year; that Piling demand is forecast to remain strong through fiscal 2013, supported by sound industry fundamentals and a large project backlog; that the Company’s pipeline operations will continue to focus on executing the multi-year, cost-reimbursable pipeline integrity contract with a major Canadian pipeline company; that tank services activity is expected to strengthen through the summer months, before entering the normal seasonal slowdown during the winter months; that NAEP anticipates that the impact of lower activity levels will be partially offset by the cost reductions realized from new strategic initiatives and the increased focus on performance, efficiency and risk management.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months ended June 30, 2012. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on

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the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca